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                            January 19, 2022

       Sze Hon, Johnson Chen
       Chief Executive Officer
       Magic Empire Global Limited
       3/F, 8 Wyndham Street
       Central, Hong Kong

                                                        Re: Magic Empire Global
Limited
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted January
4, 2022
                                                            CIK No. 0001881472

       Dear Mr. Chen:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted January 4, 2022

       Risk Factors
       Our Ordinary Shares may be prohibited from being trading on a national exchange under the
       Holding Foreign Companies Accountable Act, page 21

   1. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk
factors to disclose that the United States Senate has passed the
                                                        Accelerating Holding
Foreign Companies Accountable Act, which, if enacted, would
                                                        decrease the number of
  non-inspection years    from three years to two years, and thus,
                                                        would reduce the time
before your securities may be prohibited from trading or delisted.
                                                        Update your disclosure
to reflect that the Commission adopted rules to implement the
 Sze Hon, Johnson Chen
Magic Empire Global Limited
January 19, 2022
Page 2
      HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
        Please contact Eric Envall at (202) 551-3234 or J. Nolan McWilliams at
(202) 551-3217
with any questions.



                                                          Sincerely,
FirstName LastNameSze Hon, Johnson Chen
                                                          Division of
Corporation Finance
Comapany NameMagic Empire Global Limited
                                                          Office of Finance
January 19, 2022 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName